January 19, 2018

VIA EDGAR

Kenneth Ellington

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Mr. Ellington:

In a telephone conversation on November 28, 2017, you provided comments regarding the annual shareholder report for the period ended June 30, 2017 for the AmericaFirst Quantitative Funds (the "Registrant"). Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. In the MDFP, please enhance the disclosure with a broader discussion of the factors that affect performance such as market factors. The expense ratios provided in the MDFP are as provided in the prospectus. Please include a reference to the financial highlights contained in the annual report for a more recent expense ratio.

Response.  Going forward, the adviser will provide more detail regarding the market factors that affected performance for each fund and include a reference to the financial highlights contained in the annual report for a more recent expense ratio.

Comment 2. There are inverse ETFs in the Schedule of Investments for Defensive Growth, so please consider adding those types of securities in the strategy in the prospectus.

Response. The Registrant will add inverse ETFs to the strategy if appropriate.

Comment 3. There are BDCs in the Schedule of Investments for the Income Fund, so please confirm that the AFFE stated in the prospectus included these BDCs.

Response. The fund accountants have confirmed to the Registrant that the BDCs were included in the AFFE in the prospectus.

Comment 4. In the Statement of Assets and Liabilities for the Seasonal Rotation Fund, it includes "Receivables: Deposit with Brokers for Securities Sold Short", so please explain why aren’t there any open investments on securities sold short in the Schedule of Investments.

Response. The administrator has confirmed to the Registrant that the balance is cash on hand at the short account broker, but had no outstanding short positions.  The Registrant undertakes sweep out cash related to short positions in concert with the closing of short positions.

Comment 5. Supplementally describe the frequency that the amount due from the adviser is settled and confirm whether it is on the same terms/frequency as the amount due to the adviser.

Response. The amount due to the adviser is settled monthly, which is the same frequency as the payments of amounts due to the adviser.

Comment 6. In the Statement of Assets and Liabilities for Defensive Growth, it shows a balance due to the custodian. Please supplementally explain for what this balance is due.

Response. The balance due to the custodian is the result of security settlement timing of buys and sells not necessarily occurring on the same day.

Comment 7. In the Financial Highlights for all the funds, please either remove or place in a footnote the line item "Ratio of Expenses to Average Net Assets, Excluding Interest and Dividends on Securities Sold Short". In the footnote (b), please also replace "exchange traded funds" with "acquired funds" as to include other types of investment companies.

Response. Going forward, the Registrant will either exclude the line item or put the line item in a footnote and will use the term "acquired funds" in the footnote (b).

Comment 8. In the Financial Highlights for the Quantitative Strategies Fund Class I, the expenses excluding short selling expenses is higher than the expenses including short selling expenses. Please supplementally explain how this is possible.

Response. Pursuant to the Fund’s audit the "before waiver" amount was adjusted, while the after waiver amount was not.  The after waiver amount excluding interest and dividends on securities sold short should have been 2.52%.  The Registrant undertakes to assure correctness of this calculation in futures filings.

Comment 9. In Note 3, please revise the disclosure regarding the ability to recapture to match the disclosure in the current prospectus. Prior to 10/31/16, legal fees were included in the expense cap. Please confirm supplementally that the adviser may not recoup the amount of the legal fees previously paid under the prior agreement given that legal fees are not included in the current agreement.

Response. Going forward, the disclosure regarding recapture in Note 3 will be updated to match the disclosure in the current prospectus. The Registrant confirms that the adviser may not recoup the amount of the legal fees previously paid under the prior agreement.

Comment 10. For the Trustees and Officers table, please include the required disclosure that additional information regarding the trustees and officers is in the SAI.

Response. Going forward, the Registrant will include this disclosure.

Comment 11. For the Income Fund, please confirm supplementally that 19a-1 notices were sent to shareholders when there was a return of capital. On the Income Fund’s website, on the historical pricing page, there is a column regarding dividends, please use the term "distributions" instead of "dividends".

Response. The administrator has confirmed to the Registrant that 19a-1 notices were sent to shareholders when there was a return of capital. The website has been or will be revised as requested to include distributions in relevant areas.

Comment 12. The PFO certifications are missing for the N-CSR. Please provide them going forward.

Response. The Registrant will provide the PFO certifications going forward.

Comment 13. The literature on the website is out of date. Please update the website.

Response. The website has been updated as requested.

Comment 14. Please explain supplementally why the funds changed service providers so close to their fiscal year end.

Response. The decision to change service providers was made mid-year; however, it takes time to transition from one administrator, TA, and fund accountant to another, so the change was not fully effective until May 2017.

Comment 15. The 12b-25 filing related to the N-CSR was filed very late. Please confirm that any future 12b-25 filings will be made in a timely manner.

Response. The Registrant so confirms.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

/s/Parker Bridgeport

Parker Bridgeport